

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 21, 2007

<u>Via U.S. Mail and Facsimile</u>

Mr. Si Chen, Chief Executive Officer
American Lorain Corporation
Beihuan Road
Junan County
Shandong, China 276600

> **Re: American Lorain Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 26, 2007**
> **File No. 333-145260**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-1 filed October 26, 2007

General

1.   To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears in more than one place in the document, provide in your response letter page references to all responsive disclosures.

2.   Provide for our review and comment any other graphics or other artwork you propose to include in the prospectus.

3.   Please ensure that all information provided in this filing is current and consistent throughout. For example, on pages 53 and 54, you refer to Mr. Halter as "our director" and on page 54, you refer to Messrs. Cocorinis and Cononelos as comprising your board of directors, while you disclose on page 49 that your board of director currently consists of only Mr. Si Chen.

4.   We note that a substantial amount of your assets are located in China and also your disclosures regarding currency restrictions. It appears you should provide audited parent-only condensed financial statements as required by Rule 5-04 of Regulation S-X. Otherwise, please explain why you do not believe this information is required.

5.   Please continue to monitor the need to update the date of your registered independent accountant's consent.

The Company, page 2

6.   Please revise the chart to identify those individuals or entities holding a majority interest in your company.

The Offering, page 4

7.   With respect to the 24,923,185 shares disclosed as outstanding after the offering, if true, please provide footnote disclosure that this number does not include the 1,887,395 shares issuable upon the exercise of certain warrants held by the selling stockholders.

Risk Factors, page 6

8.   Please eliminate language that mitigates or qualifies the risk you describe. For example, revise statements beginning with "although," and remove clauses such as "cannot assure," "cannot guarantee," "can provide no assurance," "cannot be certain," and "there can be no assurance."

Failure to comply with PRC regulations relating to the establishment…, page 14

9.   Please expand to reference the fact that Mr. Chen was not able to complete the necessary registration procedures required by Circular 75, as noted on page 12.

Certain of our stockholders hold a significant percentage of our outstanding voting securities, page 15

10.   Please revise the caption to discuss the risk associated with the facts described in the caption.

Selected Consolidated Financial Data, page 18

11.   Please revise to provide updated financial information as of and for the nine months ended September 30, 2007 and 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operation page 22

12.   Please revise to discuss the impact on your financial condition and operations of the following:

   •   You only have regulatory approval to produce the products that are currently being produced at your facilities, and if you desire to produce other products, you would need to obtain additional regulatory approvals if you desire to produce other products;
   •   There are times that your productions lines are operating at less than full capacity; and
   •   You do not have enough capacity to satisfy existing demand for your convenience food products.

13.   Please discuss, if material, the impact on your financial condition of the fire at the Beijing Lorain manufacturing facility. We note that you did not have insurance covering the losses you incurred.

14.   Please revise as necessary to update your tables and discussions as of and for the nine months ended September 30, 2007.

15.   We note that your wholly-owned subsidiary lent one of its directors $4,508,427. Please disclose whether the receivable was paid or, if it has not been paid, disclose the effect on your financial condition of the receivable remaining unpaid. We note that the amount due is unsecured, interest free, and has no fixed repayment date, as noted in your financial statements on page F-33.

Overview, page 22

16.   Please expand your MD&A and the "Overview" section to describe the most important matters on which you are focusing in evaluating your financial condition and operating performance. To enhance an investor's understanding of your business, you should provide insight regarding material opportunities, challenges and risks on which you are focused in both the short and long term, as well as the steps you are taking to address them. See Section III.A of SEC Release 33-8350 (Nov. 29, 2003).

17.   Please disclose the percentage of revenues derived from each product and geographic segment during the 2007 fiscal year.

Results of Operations, page 23

18.   Please revise to provide meaningful disclosure. This section should not be a mere recitation of line item amounts presented in your financial statements. You should discuss the underlying reasons for any material changes in your results from period to period and year to year. When you attribute a change to more than one factor, quantify each factor's contribution. For example, we note that the net revenues for the six months ended June 30, 2007 increased compared to the period ended June 30, 2006 and you attributed the change to the expansion of your customer base and the strengthened marketing activities. To the extent practicable, quantify these factors' contributions.

Liquidity and Capital Resources, page 28

19.   We note your discussion under the risk factor entitled "Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of working capital." Please discuss whether you have been able to respond to your cash requirements during the periods discussed and whether you expect to continue meeting your cash requirements during the next twelve months. Please clarify what you mean in the statement on page 30 that "We believe that our currently available working capital…*and the credit facilities referred to above*, should be adequate to sustain our operations at our current levels through at least the next twelve months." It appears that you have only disclosed $17.48 million in loans that are maturing and due within the next several months. Please explain to what credit facilities you are referring. Clarify in this liquidity section that you will need to borrow an additional $2.25 million for working capital for the remainder of 2007 and disclose how much you may need to borrow for the next 12 months.

20.   Please provide updated disclosure with respect to the use of the $18 million net proceeds from the May 3, 2007 private placement. Given that your cash and cash

equivalents as of June 30, 2007 was $2.5 million, it appears that you have already expended some of these proceeds.

Operating Activities, page 28

21.   Please further elaborate on the reasons for changes in the net cash provided by and used in operating activities. We note that you attribute the changes to decreases in accounts and payables. Please discuss the underlying reasons for such decreases.

Corporate Structure and History, page 33

Our Corporate Structure, page 33

22.   Please briefly discuss the transaction that resulted in the sale of 90% of your common stock to Halter Financial Investments, L.P., as disclosed in the footnotes to your summary compensation table on page 51. Furthermore, you state on page 53 that you completed the sale of an aggregate of 100,000 *restricted shares of its Series A Voting Convertible Preferred Stock* to Halter Financial Investments, L.P., which Preferred Stock is entitled to 428.56 votes per share and represents approximately 90% *of the voting control* of the Company as of the date of the acquisition. Please reconcile this information with the footnotes to the summary compensation table on page 51.

Proposed Production Lines, page 39

23.   Briefly discuss how you intend to finance the construction of the new production facility additions.

Chestnut Harvesting Operations, page 40

24.   Briefly discuss how you intend to finance the expansion of your agricultural operations.

Raw Materials, page 41

25.   Please explain the basis for stating that you believe that your raw materials are in adequate supply and generally available from numerous sources.

Our Sales and Marketing Efforts, page 43

26.   We note that you plan to commence a branding and advertising strategy in the second half of 2007. Please discuss how you intend to finance this initiative and estimate its cost.

Chestnut Products, page 44

27.   Please reconcile the statement that you utilize patented technology in your operations with the statement on page 46 that you do not have any patented technology.

Our Intellectual Property, page 46

28.   Please discuss the importance of the discussed technologies to your operations.

Management, page 49

29.   Please revise Mr. Si Chen's biographical sketch to disclose when he founded the company.

Executive Compensation, page 50

30.   Please further elaborate your discussion regarding the compensation determinations for 2006. Specify how the amounts of compensation, total and by element, were determined. We note that you generally reference the review of relevant market data and the executive officers' performance. Please disclose the weight assigned to each factor. Discuss in some detail the elements of market data and of executive performance considered in establishing the compensation at the disclosed levels.

31.   Please clarify the involvement of the chief executive officer in the determination of his own compensation and the compensation of the other named executive officers.

Incentive Bonus, page 50

32.   Your disclosure appears to indicate that the award of bonuses is tied to the achievement of certain targets. Please disclose the targets for 2006. If you believe, you are not required to disclose the targets, please provide us with analysis supporting your position.

Summary Compensation Table, page 51

33.   Pursuant to Instruction 1 to Item 402(c)(v) and (vi) of Regulation S-K, please include a footnote disclosing all assumptions made by reference to a discussion of such assumptions in your financial statements, footnotes to the financial statements or discussion in the Management's Discussion and Analysis. Specifically reference the location of the discussion of assumptions within the Form 10-KSB.

<u>Employment Agreements, page 52</u>

34.   Please disclose the amounts of cash compensation that will be paid to the
        executives pursuant to the employment agreements.

<u>Certain Relationships and Related Transactions, page 53</u>

35.   It appears that the facts presented in each paragraph of this section are relevant
        only as of the date of the described transaction, and not as of the date of this
        prospectus. For example, in the second paragraph, you state that Mr. Halter is
        "our director". In the third paragraph, your disclosure regarding the conditions
        pursuant to which the Series A Preferred is convertible would indicate that these
        conditions have not yet been met, whereas your disclosure in the second
        paragraph seems to indicate that these securities have been converted. Please
        revise this section so that it speaks as of a recent date, and that all of your
        disclosure makes sense in context.

<u>Selling Stockholders, page 54</u>

36.   Please describe the transactions in which the named selling stockholders acquired
        the securities being registered for resale.

<u>American Lorain Corporation – Unaudited Financial Statements</u>

37.   Please revise to provide updated financial statements as of and for the nine
        months ended September 30, 2007 to comply with the guidance in Rule 3-12 of
        Regulation S-X. If the remaining comments are also applicable to your updated
        financial statements, please revise as necessary.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

38.   We note that you have provided a review report from your independent public
        accounting firm that explains that they reviewed the accompanying balance sheets
        as of June 30, 2007 and December 31, 2006, and the related consolidated
        statements of income for the six months and year then ended. It is not clear if the
        report is referring to a review of the statements of income for the six months
        ended June 30, 2007 and the year ended December 31, 2006, or the year ended
        June 30, 2007. Either way, it appears the review report should cover the
        accompanying consolidated statements of income for the three and six month
        periods ended June 30, 2007, and if applicable, the comparative prior period.
        Please obtain and file a revised report that complies with the guidance in AU
        Section 722, or advise as necessary.

39.   We note that your auditors are located in San Francisco, CA and that your
        operations are in China. Based on this information, it appears that reliance on

other auditors located in China may have been necessary. We further note that
you have not furnished the report of such other auditors as required by Rule 2-05
of Regulation S-X. You should revise the filing to include the report of the other
auditors that were relied on by the San Francisco, CA firm.   If that firm has
concluded that they are the principal auditor and that audit reports of other
auditors are not also required to be filed, please provide us with the following:

- A detailed explanation of the steps taken by your auditors to express an
  opinion on your financial statements without making reference in their report
  to the audits of any other accounting firms. Refer to AU Section 543.

- The name of the firm that performed audit procedures for the operations in
  China. Indicate if this firm is currently registered with the Public Company
  Accounting Oversight Board (PCAOB). Confirm, if true, that their audit
  procedures were performed in accordance with the standards of the Public
  Company Accounting Oversight Board (United States) for audits performed
  after that date. Describe in detail the nature of the procedures they performed
  for which your San Francisco, CA auditors took responsibility.

Consolidated Balance Sheets, page F-2 and F-3

40.   We note that pages F-2 and F-3 appear to be duplicate balance sheets. Please
        revise your filing to report one balance sheet for the periods ended June 30, 2007
        and December 31, 2006.

41.   We note the amounts presented as of June 30, 2007 and December 31, 2006 do
        not agree to the amounts presented in your Form 10-Q for the quarterly period
        ended June 30, 2007. Please advise, and if necessary, file an amended Form 10-Q
        for the quarterly period ended June 30, 2007. This also applies to the income per
        share and weighted average shares outstanding presented within the statements of
        income on page F-4.

42.   Please reconcile the amount reported on the face of the balance sheet for cash and
        cash equivalents to the amount reported on your statement of cash flows for the
        six months ended June 30, 2007.

Consolidated Statements of Cash Flows, page F-5

43.   Within cash flows from financing activities, you present bank borrowings net of
        payments. Please revise your presentation to provide the information on a gross
        basis, or tell us why you believe the presentation is appropriate. Refer to
        paragraph 11 of SFAS 95 for further guidance.

44.   Within the six months ended June 30, 2007 column, we note the amounts
        presented for cash and cash equivalents as of the beginning of the period and the

end of the period, do not agree to the amounts reported within the consolidated balance sheet on page F-2. Please advise, and revise as necessary.

Note 1. Organization, Basis of Presentation, and Practical Activities, page F-6

(c) Reverse-Merger, page F-6

45.	In the last paragraph, you explain that "… the accompanying consolidated financial statements are those of the accounting acquirer, ALC." However, in the paragraph immediately preceding this, you identify ILH as the accounting acquirer. Please revise as necessary to be consistent.

46.	Regarding the retroactive restatement of stockholders equity, you refer readers to Note 12 - Capitalization. However, per review of your document, your discussion of Capitalization is included in Note 8. Please revise to be consistent.

Note 2. Summary of Significant Accounting Policies, page F-7

(t) Retirement Benefits, page F-11

47.	You explain that retirement benefits are charged to the pro forma consolidated statement of income as incurred. Please revise to remove 'pro forma' or otherwise advise.

(y) Segment Reporting, page F-12

48.	Please revise to include the interim period segment information as required by paragraph 33 of SFAS 131, or tell us why you believe such information is not required.

(z) Recent Accounting Pronouncements, page F-12

49.	Please update your discussion to include the impact, if any, of adopting the related standards. We note for example that FIN 48 and SAB 108 were effective for the periods presented; however, you continue to explain that you do not anticipate the adoption will have a material impact on your consolidated financial statements.

Consolidated Financial Statements as of and for the Years Ended December 31, 2006, 2005, and 2004, page F-18

Consolidated Statements of Cash Flows, page F-24

50.	Please explain why you have reported payment of leasehold land as an investing activity.

Notes to Financial Statements, page F-25

Note 3 –Restricted Cash, page F-32

51.   Please expand your disclosure to explain in detail the specific nature and terms of the restriction on the cash. Also indicate when the restriction will be removed and support your conclusion that the restricted cash represents a current asset.

Note 5 – Other receivables, page F-33

52.   We note your disclosure of an amount due from a director.   Please indicate whether or not the amount has been repaid. Please also provide the terms of the original loan and confirm, if true, (i) that a loan document exists between the Company and the director and (ii) that the loan agreement has been filed as an exhibit.

        In addition, please provide an analysis of the terms of the loan as compared to those available from an independent third party. To the extent the loan terms are preferential, please disclose a corresponding quantitative entry in the Summary Compensation Table. Similarly, loans to directors would also need to be fully discussed as part of the compensation received by directors and senior management.

53.   We note your disclosure that indicates that the amount due from a director has no fixed repayment date. Please explain why it was classified as a current asset.

Note 9 – Short-term Debts, page F-35

54.   Please indicate the currency in which the loan is denominated. This comment also applies to your disclosure of Notes Payable on page F-36 and Long Term Debts on page F-37.

Note 11 – Accrued Expenses, page F-11

55.   Please explain why there was no accrued staff welfare as of December 31, 2006.

Note 15 – Income taxes, page F-39

56.   We note your disclosure regarding certain exemptions from income tax. Please expand your disclosure to disclose the aggregate dollar and per share effects of the tax holiday and briefly describe the factual circumstances including the date on which the special tax status will terminate. Refer to SAB Topic 11:C which can be located on our website at:

        http://www.sec.gov/interps/account/sabcodet11.htm#11c

Note 16. Segment Information, page F-39

57.   Revise to provide the disclosures required by paragraph 25 of SFAS 131, or tell us why you believe such disclosures are not required.

Exhibits and Financial Statement Schedules

58.   Please revise to provide an Exhibit 15 acknowledgement letter from your independent public accountant regarding the use in this registration statement of their report on your unaudited interim financial information; or tell us why such letter is not required. Please see Item 601(b)(15) of Regulation S-K for additional guidance.

59.   You identify the consent from Samuel H. Wong & Co. LLP as being at exhibit 23.3. However, you have included such consent as exhibit 23.2 within the document. Please revise to be consistent.

60.   We note that the consent provided by Samuel H. Wong & Co. LLP dated October 24, 2007, your auditors consent to the use of their reports "… dated August 12, 2007 and March 1, 2007, with respect to the Consolidated Balance Sheets of International Lorain Holdings as of June 30, 2007 and 2006 and as of December 31, 2006, 2005 and 2004 and the related Consolidated Statements of Operations, Cash Flows and Stockholders' Equity for the above three-month periods in 2007 and 2006 and each of the three above periods ended December 31." However, their reports referenced above, and included within the filing, refer to the financial statements as those of American Lorain Corporation, not International Lorain Holdings. Please obtain and file a revised consent, or otherwise advise.

Exhibits 5.1 and 5.2

61.   Please obtain new opinions that address all the applicable laws. We note that the opinions were limited to the General Corporation Law of the State of Delaware, excluding rules adopted thereunder and relevant judicial opinions.

Undertakings

62.   Please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Wojciechowski at (202) 551-3759 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding the accounting comments. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: M. Wojciechowski
        J. Davis
        A. N. Parker
        C. Moncada-Terry